FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 23, 2011

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.

(Translation of registrant’s name into English)

R&D Mansion, 9 Xinhua Road

New District, Wuxi

Jiangsu Province 214028

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-             N/A

SUNTECH POWER HOLDINGS CO., LTD.

Form 6-K

Table of Contents

Signature
Exhibit 99.1-Press Release Announcing 2Q 2011 Results

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.

By:	/s/ Kim H. Liou
Name:	Kim H. Liou
Title:	General Counsel

Date: August 23, 2011